
TEVA PHARMACEUTICAL INDUSTRIES LTD.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   February 2008

Commission File Number _____0-16174_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
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Contact: **Elana Holzman**   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
             Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

TEVA PROVIDES 2008 AND 2009 FINANCIAL OUTLOOK

Jerusalem, Israel, February 12, 2008 – On its conference call today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) provided current expectations for its financial performance in 2008 and 2009.

For 2008, Teva expects net sales to be around $10.75 billion with earnings per share (EPS) to be in the range of $2.60 to $2.75. For 2009, the Company reiterated its previous guidance of EPS to exceed $3 per share. EPS estimates for both 2008 and 2009 are adjusted results based on non-GAAP measures.

The Company expects to achieve these results despite its plan to significantly increase – in the range of 1.5 percent of total sales – R&D expenses (particularly generic R&D expenses) during these years. The increase is intended to support its long term ambitious global growth targets set in its 5-year strategic program.

The financial outlook provided is based on organic growth and does not assume any significant acquisitions.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
    (Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: February 12 , 2008